Exhibit 12.1

TE CONNECTIVITY LTD.

COMPUTATION OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the periods shown:

	Nine Months
	Ended	Fiscal
	June 24, 2016	2015	2014	2013	2012	2011
	($ in millions)
Earnings:
Income from continuing operations before income taxes	$673	$1,575	$1,760	$1,080	$1,192	$1,395
Fixed charges	103	162	154	165	209	194
	$776	$1,737	$1,914	$1,245	$1,401	$1,589
Fixed Charges:
Interest expense and amortized premiums, discounts, and capitalized expenses related to indebtedness	$93	$139	$131	$142	$176	$161
Interest component of rental expense	10	23	23	23	33	33
	$103	$162	$154	$165	$209	$194

Ratio of Earnings to Fixed Charges	7.53	10.72	12.43	7.55	6.70	8.19